March 20, 2024

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Washington, D.C. 20549-3561

Attn: Sarmad Makhdoom and Cara Lubit

Re:     Greene County Bancorp, Inc.
Form 10-K for Fiscal Year Ended June 30, 2023
Form 10-Q for the Fiscal Quarter Ended December 31, 2023
File No. 000-25165

Dear Mr. Makhdoom and Ms. Lubit:

Greene County Bancorp, Inc. (the “Company”) is in receipt of the correspondence from the Securities and Exchange Commission (the “SEC”) dated March 12, 2024 related to the SEC’s review of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2023 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended December 31, 2023. Our responses to the comments are set forth below. For the convenience of the SEC Staff, we have repeated each comment in bold, followed by our response.

Form 10-K for Fiscal Year Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview
Loan Portfolio Composition, page 27

1.
We note the tabular disclosure on page 27 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by separately presenting the components of the portfolio by key borrower type (e.g., by office, hotel, multifamily, etc.) as well as whether the loans are owner occupied or not. Also, to the extent that there are geographic concentrations and other material characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio, include those details in future filings. Finally, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Securities and Exchange Commission
Division of Corporate Finance
Office of Finance
March 20, 2024

In the Company’s future filings, we will further disaggregate the composition of our CRE loan portfolio by key borrower type, owner-occupied or nonowner-occupied, geographic concentrations and other characteristics, if any, material to an investor’s understanding of these loan portfolios.

In addition, we will also revise our disclosures to describe the specific details of any risk management policies, procedures or other actions undertaken by the Company’s management in response to the current environment, in each case, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending June 30, 2024.

Form 10-Q for the Fiscal Quarter Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operation
Deposits, page 38

2.	Please enhance your deposit disclosures in future filings to address the items below.

•
Enhance your quantitative and qualitative disclosures regarding uninsured deposits, collateral amounts (if any), and collateral type and providers (you or external parties, and, if you, why you provide such collateral), if applicable.

•	Include additional qualitative and quantitative information regarding the composition of your deposit base (e.g., significant depositor types, industries, etc.).
•
Discuss, when appropriate, any material changes to your deposit base or deposit mix, including disclosures about change drivers and whether and how such changes result in material increase or decrease of liquidity or funding costs.

In the Company’s future filings, beginning with our Form 10-Q for the quarter ended March 31, 2024, we will enhance our quantitative and qualitative disclosures regarding uninsured deposits, collateral amounts, and collateral type and providers, if applicable. Additionally, we will disclose additional qualitative and quantitative information regarding the composition of our deposit base (e.g., significant depositor types, industries, etc.).

In addition, we will discuss, if appropriate, any material changes to the Company’s deposit base or deposit mix, including disclosures about change drivers and whether and how such changes result in material increase or decrease of liquidity or funding costs.

* * *

Securities and Exchange Commission
Division of Corporate Finance
Office of Finance
March 20, 2024

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me at michellep@tbogc.com, Nick Barzee at nickb@tbogc.com or Steven Lanter, Esq. of Luse Gorman, PC at slanter@luselaw.com or (202) 274-2004.

Sincerely,
/s/ Michelle M. Plummer
Michelle M. Plummer
Chief Financial Officer and Chief Operating Officer

cc: Steven Lanter, Esq.